EXHIBIT 5


                        CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Regus plc


We hereby consent to incorporation by reference in the registration statement (No. 333-12740) on Form S-8 of Regus plc of our report dated March 8, 2002 relating to the consolidated balance sheets of Regus plc and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated profit and loss account, statements of cash flows and total recognized gains and losses and reconciliation of movements in group shareholders' funds/(deficit) for each of the years in the three-year period ended December 31, 2001 which report appears in the 2001 Annual Report on Form 20-F of Regus plc.


/s/ KPMG Audit Plc
KPMG Audit Plc
London, England

28 June 2002